FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 22, 2007

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board Resolution to convene the 2007 Annual General Shareholders' Meeting.” dated March 22, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: March 22, 2007	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1
AU Optronics Corp.
March 22, 2007
English Language Summary

Subject:  The Board Resolution to convene the 2007 Annual General Shareholders' Meeting.
Regulation: Published pursuant to Article 2-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2007/03/22

Content:
1. Date of the board of directors’ resolution: 2007/03/22
2. Date for convening the shareholders' meeting: 2007/06/13
3. Location for convening the shareholders' meeting: 2, Hsin-An Road, Hsinchu Science Park, Hsinchu, Taiwan R.O.C.
4. Cause or subjects for convening the meeting:
A.	Report items:
(1)	Report of 2006 business
(2)	Supervisors’ review report
(3)	Report of indirect investments in China in 2006
(4)	Report on the issuance of the " The merger with Quanta Display Inc. (“QDI”). "
(5)	Report on the issuance of the " Regulations Governing Procedure
For Board of Directors Meetings.
B. Acceptances:
(1)	The 2006 Business Report and Financial Statements.
(2)	Proposal for distribution of 2006 profits
C. Discussions:
(1) Proposal for the capitalization of 2006 dividends and employee profit sharing.
(2) Proposal for the revisions to the Articles of Incorporation.
(3) Proposal for the revisions to the “ Procedures for Acquisition and Disposition of Assets ” and “ Policies and Procedures for Financial

Derivatives Transactions ”.
(4) Election of Directors.
(5) Proposal of releasing Directors from non-competition restrictions.
5. Starting and ending dates of suspension of share transfer: 2007/04/15 - 2007/06/13
6. Any other matters that need to be specified:
(1)
The proposals for 2006 profit distribution and the capitalization of 2006 dividends and employee profit sharing will be resolved by the Board and be announced 40 days prior to the Meeting date, i.e. by May 3, 2007, pursuant to the ROC rules.

(2)
The 2007 Submission Period of the Company for the submission of shareholder proposals and the nomination of independent directors candidates pursuant to the ROC Company Law will begin from April 7, 2007 and will end on April 16, 2007.

(3)
Pursuant to the Company’s Articles Of Incorporation and Section 4.16(b) of Amendment No. 1 and Section 4.17(b) of Amendment No. 1 to the Deposit Agreement between the Company and Citibank, N.A., as Depositary, dated February 15, 2006, any proposal and the nomination of independent directors candidates submitted by ADS holders must be received by the Depositary 2 business days prior to the expiration of the Submission Period.  Therefore, any proposal and nomination submitted by ADS holders must be received by the Depositary between April 9, 2007 to April 12, 2007. The ADS Record Date is April 13, 2007.  For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).